November 24, 2014

Michael Clampitt

Senior Staff Attorney

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:

Longwood Capital Group, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed November 3, 2014

File No. 333-198751

Dear Mr. Clampitt,

The following is the company’s response to your comment letter dated November 7, 2014.

Summary Information and Risk Factors, page 6

1.

We note your response to our previous comments 10 and 11 from our letter dated October 7, 2014. Please remove the parenthetical, which states “minus commissions,” as it is our understanding that there are no underwriting discounts or commissions in this offering.

Removed.

Risk Factors

2.

We note your response to our previous comment 7 from our letter dated October 7, 2014. Up to 10% of the offering proceeds may be released from escrow, and Mr. Meadows will have discretion in determining how those proceeds will be used.  Assuming an investor decides not to reaffirm, he or she may lose a portion of his or her investment. Please include a risk factor discussing this situation.  Moreover, please include a risk factor addressing the fact that Mr. Meadows may incur debts on behalf of the Company, which may result in a partial or total loss of investment assuming an investor reaffirms.

2 risk factors added.

Use of Proceeds, page 17

3.

We note your response to our previous comment 10 from our letter dated October 7, 2014. While we understand there will be no underwriting discounts or commissions in the offering, it appears that the “Use of Proceeds” table still reflects them.  Specifically, we note that “Total Offering Proceeds” less the $1,500 escrow fee does not equal “Net Offering Proceeds.” Please revise the table to remove any underwriting discounts or commissions that were originally taken into account in determining “Net Offering Proceeds.”

Revised.

Plan of Distribution, page 19

4.

We note your response to our previous comment 12 from our letter dated October 7, 2014. Please state in this section that Mr. Meadows will not receive underwriting compensation in this offering.

Added.

Information with Respect to the Registrant

Market Price and Dividends on the Issu er’s Com mon S tock, page 24

5.

We note your response to our previous comment 13 from our letter dated October 7, 2014. However, it does not appear that the requested disclosure regarding the July 1, 2014 transaction with Mr. Meadows was included in this section. Please include the transaction information as part of this section in your next amendment.

Added.

Management’s Discussion and Anal ysis of Fin anc ial Condition and Results of Oper ations

Plan of Operation, page 25

6.

We note your response to our previous comment 14 from our letter dated October 7, 2014. However, it does not appear that you made the requested revision. Please revise your disclosure in the second paragraph under “Plan of Operation” to state that the Company will obtain audited financial statements of the target entity only after a letter of intent is signed or an agreement is reached with the target entity.

Added.

Background of Directors, Executive Officers, Promoters and Control Persons, page 30

7.

We note your response to our previous comment 15 from our letter dated October 7, 2014. Please include the information from your response letter in the prospectus.

Added.

Security Ownership of Certain Beneficial Owners and Management, page 31

8.

We note your response to our previous comment 16 from our letter dated October 7, 2014. However, it does not appear that the requested footnote disclosure was included in this section. Please include the percentage ownership assuming only the minimum sold in your next amendment.

Added.

Sincerely,

/s/ Roy J. Meadows

Roy J. Meadows

President

Longwood Capital Group, Inc.